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                                                                      EXHIBIT 12

                                   AT&T CORP.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (UNAUDITED)

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
FOR THE YEARS ENDED DECEMBER 31,      2003     2002     2001     2000      1999
                                     ------   ------   ------   -------   -------
                                                (DOLLARS IN MILLIONS)
Income from continuing operations
  before income taxes                $2,690   $2,836   $7,666   $12,480   $12,545
Add distributions of less
  than 50% owned affiliates               6        1        5        11        11
Add fixed charges, excluding
  capitalized interest                1,319    1,624    1,677     1,697       958
Total earnings from continuing
  operations before income taxes     ------   ------   ------   -------   -------
  and fixed charges                  $4,015   $4,461   $9,348   $14,188   $13,514
                                     ======   ======   ======   =======   =======

Fixed Charges:
Total interest expense                1,158    1,448    1,493     1,503       774
Capitalized interest                     35       61      121       143       123
Interest portion of rental
  expense                               161      176      184       194       184
                                     ------   ------   ------   -------   -------
Total fixed charges                  $1,354   $1,685   $1,798   $ 1,840   $ 1,081
                                     ======   ======   ======   =======   =======
Ratio of earnings to fixed charges      3.0      2.6      5.2       7.7      12.5
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